wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t . +44 (0)131 272 7000
f . +44 (0)131 272 7001
e . sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

18 October 2010

VIA COURIER


10016477

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

SUPPL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dw 10/22



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 17 September 2010 and 16 October 2010 (inclusive)

- Notification in relation to voting rights and capital
- Notification of Major Interests In Shares
- Notification of date of announcement of Q3 2010 results
- Notification of acquisition of shares by Employee Share Trust
- Notification of Non-executive Director Role Changes

2. Documents filed with Registrar of Companies for Scotland

- Forms SH01 – Return of Allotment of Shares

3. Documents submitted to the Financial Services Authority

- None during the period


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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	12:44 14-Oct-2010
Number	4065U12


wolfson

RNS Number : 4065U
Wolfson Microelectronics PLC
14 October 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**WOLFSON MICROELECTRONICS PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	**Artemis Investment Management LLP**
4. Full name of shareholder(s) (if different from 3.):	**Witan Investment Trust L&G(Barclays) Series2 MM Alpha Fund L&G(Barclays) MM Alpha Fund Barclays UK Alpha BAE Systems Pension Funds CIF Trustees Limited BAE Systems 2000 Pension Plan Trustees Limited Artemis UK Hedge Akzo Nobel Pension Scheme Pearson Artemis Institutional UK Growth Artemis Institutional Special Situations Barclays UK Smaller Companies Artemis UK Special Situations Fund Artemis UK Growth Fund**
5. Date of the transaction and date on which the threshold is crossed or reached:	**13 October 2010**
6. Date on which issuer notified:	**14 October 2010**
7. Threshold(s) that is/are crossed or reached:	**11%**

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0033563130	12,769,333	12,769,333	12,070,605	12,070,605		10.43%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
12,070,605	**10.43%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Neil Buckley
15. Contact telephone number:	0131 718 0411

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:00 07-Oct-2010
Number	9922T07


wolfson
microelectronics

RNS Number : 9922T
Wolfson Microelectronics PLC
07 October 2010

7 October 2010

Wolfson Microelectronics plc
("Wolfson" or "the Company")

Notification of Q3 Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's third quarter results for the period to 3 October 2010 on Thursday 4 November 2010.

Mike Hickey, Chief Executive Officer, and Mark Cubitt, Chief Financial Officer, will be hosting a conference call for analysts at 9.00 a.m on the day. There will be a live audio webcast of the conference call and also an archive copy made available after the event. The audio webcast can be accessed via http://www.wolfsonmicro.com/investor.

Enquiries:

Corfin Public Relations	
Harry Chathli, Neil Thapar	020 7596 2860

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	17:34 01-Oct-2010
Number	7566T17


wolfson
microelectronics

RNS Number : 7566T
Wolfson Microelectronics PLC
01 October 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Wolfson Microelectronics Plc**
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	30 September 2010
6. Date on which issuer notified:	01 October 2010
7. Threshold(s) that is/are crossed or reached:	L&G (From 6% to 5%)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 10p	7,044,985 (As on 24/09/2008)		6,880,362	6,880,362		5.94%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
6,880,362	5.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Legal & General Group Plc (Direct and Indirect) (Group) (8,443,129 - 7.29%= Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (8,443,129 - 7.29%= Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (8,443,129 - 7.29%= Total Position)	
Legal & General Group Plc (Direct) (L&G) (6,880,362 - 5.94%=LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (3,770,324 - 3.25%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (3,770,324 - 3.25%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 115,730,599
14. Contact name:	Paul Toon (LGIM)
15. Contact telephone number:	020 3124 3854

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	07:00 01-Oct-2010
Number	6680T07


wolfson
microelectronics

RNS Number : 6680T
Wolfson Microelectronics PLC
01 October 2010

Edinburgh, 1 October 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,730,599 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,730,599.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	13:26 30-Sep-2010
Number	6181T13


wolfson
microelectronics

RNS Number : 6181T
Wolfson Microelectronics PLC
30 September 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**WOLFSON MICROELECTRONICS PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	**Artemis Investment Management Limited**
4. Full name of shareholder(s) (if different from 3.):	**Witan Investment Trust L&G(Barclays) Series2 MM Alpha Fund L&G(Barclays) MM Alpha Fund Barclays UK Alpha BAE Systems Pension Funds CIF Trustees Limited BAE Systems 2000 Pension Plan Trustees Limited Artemis UK Hedge Akzo Nobel Pension Scheme Pearson Artemis Institutional UK Growth Artemis Institutional Special Situations Barclays UK Smaller Companies Artemis UK Special Situations Fund Artemis UK Growth Fund**
5. Date of the transaction and date on which the threshold is crossed or reached:	**29 September 2010**
6. Date on which issuer notified:	**30 September 2010**
7. Threshold(s) that is/are crossed or reached:	**12%**

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**		
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**	
GB0033563130	14,561,116	14,561,116	13,765,412	13,765,412		11.89%		

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
13,765,412	**11.89%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Neil Buckley
15. Contact telephone number:	0131 718 0411

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	09:35 30-Sep-2010
Number	5871T09


wolfson
microelectronics

RNS Number : 5871T
Wolfson Microelectronics PLC
30 September 2010

Edinburgh, 30 September 2010

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust" or "the Trust")

The Company was notified on 29 September 2010 by the Trustee of the No. 1 Trust that, on 29 September 2010, the No. 1 Trust purchased 105,200 ordinary shares of 0.1 pence each in the Company at a price of £2.3589 per share. These shares represent 0.09% of the issued share capital of the Company. The ordinary shares of 0.1 pence each in the Company which have been purchased by the Trust can be used by the Trust to satisfy employee share scheme awards which have not yet vested.

Following this transaction, the No. 1 Trust holds 4,210,499 ordinary 0.1 pence shares in the Company which is 3.64% of the issued share capital of the Company.

There is no change to the number of ordinary 0.1 pence shares in the Company held by the Wolfson Microelectronics No. 2 Employees Share Trust ("the No. 2 Trust") as a result of this transaction. Before and after this transaction by the No.1 Trust, the No.2 Trust holds 645,037 ordinary 0.1 pence shares in the Company which is 0.56% of the issued share capital of the Company.

Therefore following this transaction, the No.1 and No.2 Trusts together hold a total of 4,855,536 ordinary shares of 0.1 pence each in the Company which is 4.20% of the issued share capital of the Company. These ordinary shares in the Company have voting rights however, in accordance

with the terms of the No.1 Trust and the No.2 Trust, the Trustee has agreed to refrain from exercising voting rights otherwise than to the extent that the shares have vested.

Enquiries:-

Jill Goldsmith
Company Secretary

0131 272 7000

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Non-executive Director Role Changes
Released	13:59 20-Sep-2010
Number	9757S13


wolfson

RNS Number : 9757S
Wolfson Microelectronics PLC
20 September 2010

20 September 2010

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

NOTIFICATION OF NON-EXECUTIVE DIRECTOR ROLE CHANGES

Wolfson Microelectronics plc announces the following changes to the roles of some of its non-executive directors and to the composition of the Remuneration Committee.

Barry Rose, the Senior Independent Director who has served as a non-executive director of the Company for nearly nine years, steps down as the Senior Independent Director and chairman of the Remuneration Committee with immediate effect. Mr Rose shall continue to be a member of the Audit, Nomination and Remuneration Committees until 22 November 2010. Mr Rose shall remain a non-executive director of the Company until the next Annual General Meeting to be held in 2011.

Ross Graham, who is an independent non-executive director of the Company, has been appointed as the Senior Independent Director.

Glenn Collinson, an independent non-executive director of the Company, shall now serve as a member of, and chair, the Remuneration Committee.

Immediately following these changes to the roles of these non-executive directors, the membership of the committees of the Company's Board of Directors shall be:

Remuneration Committee
Glenn Collinson (chairman of the Remuneration Committee)
Ross Graham (Senior Independent Director)
Michael Ruettgers (Chairman of the Company)

Robert Eckelmann (independent non-executive director)
Barry Rose (a member of this Committee until 22 November 2010)

Audit Committee
Ross Graham (chairman of the Audit Committee)
Glenn Collinson
Robert Eckelmann
Barry Rose (a member of this Committee until 22 November 2010)

Nomination Committee
Michael Ruettgers (chairman of the Nomination Committee)
Ross Graham
Robert Eckelmann
Barry Rose (a member of this Committee until 22 November 2010)

Treasury Committee
Ross Graham (chairman of the Treasury Committee)
Mike Hickey (Chief Executive Officer)
Mark Cubitt (Chief Financial Officer)

This notification is given in accordance with LR 9.6.11.

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Public Relations	
Harry Chathli, Neil Thapar	0207 596 2860

This information is provided by RNS
The company news service from the London Stock Exchange

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In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House

RECEIVED
2010 OCT 21 P 1:27

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: S C 0 8 9 8 3 9

Company name in full: Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d2 d2 m0 m9 y2 y0 y1 y0

To Date: d2 d4 m0 m9 y2 y0 y1 y0

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	4,480	0.1 pence	173.25 pence	0
Ordinary	GBP	9,876	0.1 pence	204.5 pence	0

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.001	0	2,645,133	£ 2,645.13
Ordinary	£0.01	0	45,323,000	£ 45,323
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,907,400	£ 5,907.40
		Totals	74,647,933	£ 74,647.93

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,724,099
Total aggregate nominal value ❹	£115,724.09

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,357,500	£1,357.50
Ordinary	£0.75	0	3,370,000	£3,370
Ordinary	£1.7325	0	209,075	£209.07
Ordinary	£2.045	0	472,222	£472.22
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	41,076,166	£41,076.16

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section 7)
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X Jill L. Goldsmith X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised~~ ❸, ~~Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary
Prescribed particulars	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

SH01
Return of allotment of shares



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Jill Goldsmith
Company name: Wolfson Microelectronics plc

Address: Westfield House
26 Westfield Road

Post town: Edinburgh
County/Region: Midlothian
Postcode: EH11 2QB
Country: Scotland
DX:
Telephone: 0131 272 7000



Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: S C 0 8 9 8 3 9

Company name in full: Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d3 d0 m0 m9 y2 y0 y1 y0

To Date: d0 d5 m1 m0 y2 y0 y1 y0

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	25,000	0.1 pence	173.25 pence	0
Ordinary	GBP	10,000	0.1 pence	204.5 pence	0

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.001	0	2,645,133	£ 2,645.13
Ordinary	£0.01	0	45,323,000	£ 45,323
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,907,400	£ 5,907.40
		Totals	74,647,933	£ 74,647.93

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,759,099
Total aggregate nominal value ❹	£115,759.09

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,357,500	£1,357.50
Ordinary	£0.75	0	3,370,000	£3,370
Ordinary	£1.7325	0	234,075	£234.07
Ordinary	£2.045	0	482,222	£482.22
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	41,111,166	£41,111.16

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section 7)
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary
Prescribed particulars	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

SH01
Return of allotment of shares



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Jill Goldsmith

Company name Wolfson Microelectronics plc

Address Westfield House
26 Westfield Road

Post town Edinburgh

County/Region Midlothian

Postcode E H 1 1 2 Q B

Country Scotland

DX

Telephone 0131 272 7000



Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk